December 8, 2006





Derek Swanson, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:      BestNet Communications Corp.
         Commission File No. 0-15482
         Information Statement on Form 14C

Dear Mr. Swanson:

         The purpose of this letter is to respond on behalf of BestNet Communications Corp. (the "Company"), we respond to the comments raised in our telephone conversation on December 5, 2006. We note that you wanted the Company to file another preliminary Information Statement that included the material and items described in our previous correspondence on this matter. In addition, you indicated that the Company should include a statement in such preliminary Information Statement to the effect that prior to obtaining consents from shareholders the Company may or should have filed a definitive proxy statement and provided such proxy statement to those shareholders, but failed to do so. The Company has added such a statement in the first paragraph under the heading "Approval by Shareholders".

         Please do not hesitate to contact Stephen T. Meadow or me if you have any further questions.

                                            Very truly yours,

                                            FIRETAG, STOSS & DOWDELL, P.C.


                                            /s/  JOHN L. STOSS
                                            -----------------------------------
                                                 JOHN L. STOSS